Notice to ASX/LSE Rio Tinto Board changes 19 February 2025 Rio Tinto today announces a number of Board changes. Rio Tinto Chair Dominic Barton said: “As we reported last year, the size of the Board peaked at 14 Directors as we retained the expertise and experience of our longer-serving Directors during a transitional period as newer Directors familiarise themselves with the Group. That transitional phase is now largely concluded so we will make the following changes to the Board during 2025. “At the conclusion of the Rio Tinto Limited AGM in May 2025, Sam Laidlaw will step down as a Director of the Company. Sam was appointed to the Board in February 2017 and has served as Chair of our People & Remuneration Committee and as the Senior Independent Director. I would like to express my sincere thanks to Sam, on behalf of the Board, for his outstanding contribution to Rio Tinto. Ben Wyatt will succeed Sam as Chair of the People & Remuneration Committee and Sharon Thorne will become our Senior Independent Director. “Simon Henry will step down as a Director in the second half of 2025. Simon was appointed to the Board in April 2017 and has served as Chair of the Audit & Risk Committee since May 2019. We are grateful to Simon for his invaluable contribution to the Group. Sharon Thorne will succeed Simon as Chair of the Audit & Risk Committee. “Kaisa Hietala will also step down as a Director at the conclusion of the Rio Tinto Limited AGM in May 2025. The recent growth in our Lithium business has increasingly created potential conflicts of interest with Kaisa’s non-executive directorship with Exxon Mobil. Out of an abundance of caution, Kaisa has offered to resolve this potential conflict by stepping down from the Rio Tinto Board. Kaisa has been a very welcome and valuable addition to the Board since her appointment in March 2023, and her guidance on energy transition and business transformation in particular have contributed significantly and insightfully to our discussions. While she will be greatly missed, we have accepted her decision to step down and wish Kaisa well for the future.” This announcement is made in fulfilment of the Company's obligation under UK LR 6.4.6 LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State. Exhibit 99.8

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com